October 1, 2013

Martin James, Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA FACSIMILE [703-813-6985] and U.S. Certified Mail

Re:	Utah Medical Products, Inc. (UTMD)
Form 10-K for the fiscal year ended December 31, 2012
Filed March 7, 2013
File No. 1--12575

Dear Mr. James:

Thank you for your review of Utah Medical Products, Inc.’s (UTMD’s) September 13, 2013 response to the SEC comment letter dated August 30, 2013. This is UTMD’s response to your letter dated September 19, 2013, and which will also be filed on EDGAR as private correspondence with the SEC.  For ease of reference, I have incorporated the SEC comments in italics followed by UTMD’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 30

1.
We note your response to prior comment 1 and your statement that Simkins Jones LLC “satisfied itself regarding the reasonableness of those intangibles in 2012”. Please have your auditors explain to us how the audit of management’s assessment of intangible asset impairment was performed. Explain to us whether realizability of the intangible assets is based on just the results of Femcare or on the consolidated results of Utah Medical. Clarify for us which audit firm performed the audit work or the different stages of the audit work..

Jones Simkins LLC response to Comment 1.

The Femcare Group Limited (Femcare) intangibles (the intangibles) were a result of a business combination in March 2011.  The Norton Practice audited Femcare, including management’s assessment of impairment (please see UTMD response to question #2 in the September 16, 2013 response).  As part of its 2011 audit, Jones Simkins LLC performed audit procedures related to the business combination and the resulting intangibles.  Therefore, Jones Simkins understands the valuation metrics with which these assets are recorded on the financial statements of Femcare. While performing its 2012 audit work related to the consolidation, Jones Simkins' analysis of the intangibles included review of The Norton Practice audit opinion.  Applying its previous knowledge about the intangibles to arrive at an expectation of the current carrying amount, Jones Simkins did not identify any events or changes in circumstances which would indicate that the carrying amount of the intangibles may not be recoverable.  Jones Simkins' previous comment regarding the “reasonableness of those intangibles” related to these events.

The realizability of the Femcare intangibles are based on the results of Femcare.

2.	We note that you did not provide all of the acknowledgements previously requested. Please provide, in writing, a statement from the company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UTMD Response to Comment 2.

Respectfully, UTMD has previously answered this.

Thank you for your review of the referenced disclosures.  I hope that the above responses are complete and to the satisfaction of the SEC.  If not, please give us the opportunity to augment the responses as needed.

Sincerely,

/s/ Paul O. Richins

Paul O. Richins
Principal Financial Officer
Direct tele no. (801) 569-4200
Fax no. (801) 566-7305